SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

08 February 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Block Listing Six Monthly Return

6% Unsecured Convertible Loan Notes

London, UK; Brentwood, TN, US: 8 February 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, in accordance with Listing Rule 3.5.6, notifies the following details in respect of a block listing for the Company’s 6% Unsecured Convertible Loan Notes:

Name of applicant:		Protherics PLC
Name of scheme:		Block Listing in respect of 6% Unsecured Convertible Loan Notes
Period of return:	From:	9 August 2007	To:	8 February 2008
Balance of unallotted securities under scheme from previous return:		8,839,160 Ordinary Shares (Loan Notes to the value of £2,209,790)
The amount by which the block scheme has been increased since the date of the last return:		Nil
Number of securities issued/allotted under scheme during period:		409,100 Ordinary Shares (Loan Notes to the value of £102,275)
Balance under scheme not yet issued/allotted at end of period		8,430,060 Ordinary Shares (Loan Notes to the value of £2,107,515)
Number and class of securities originally listed and the date of admission		17,092,476 Ordinary Shares (Loan Notes to the value of £4,273,119) admitted on 8 February 2005
Total number of securities in issue at the end of the period		339,955,497 Ordinary Shares

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518000

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 08 February 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director